                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2007
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on August 27, 2007.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  August 27, 2007

                                          By: /s/ Joseph Williger
                                          -----------------------
                                          Joseph Williger
                                          Chief Executive Officer
News

                                                           FOR IMMEDIATE RELEASE

             G. WILLI-FOOD REPORTS FINANCIAL RESULTS FOR THE SECOND
                      QUARTER AND FIRST SIX MONTHS OF 2007

                      CONTINUED FOCUS ON PROFITABLE GROWTH

YAVNE, Israel - August 27, 2007 - G. Willi-Food International Ltd. (NASDAQ:
WILC) (the "Company" or "Willi-Food"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced its unaudited financial results for the second quarter and first six months ended June 30, 2007.

SECOND QUARTER 2007 FINANCIAL HIGHLIGHTS

o    29.1% increase in sales over second quarter 2006

o    17.6% increase in gross profit over second quarter 2006

o    9.6% increase in net income over second quarter 2006, including one-time expenses related to the move to the new logistics center

Second quarter 2007 results include consolidated results of Laish Israeli, a
U.S. importer and distributor of kosher food products acquired by the Company and the Company's global kosher trade and export joint venture with the Baron family.

Revenues for the second quarter of 2007 increased 29.1% to NIS 55.8 million (US
$13.1 million) compared to revenues of NIS 43.2 million (US $10.2 million) in the second quarter of 2006. The increase in revenues continues to be driven by the Company's international expansion and addition of new business units.

Gross profit for the second quarter of 2007 increased by 17.6% to NIS 13.4 million (US $3.2 million) compared to gross profit of NIS 11.4 million (US $2.7 million) in the second quarter of 2006. Second quarter gross margin was 24.1%
compared to 26.4% for the same period in 2006. The global increase in the prices of raw food materials overall, and in particular goods related to milk and dairy products, had a negative impact on gross profit for the period.

Mr. Zwi Williger, President and COO of Willi-Food commented, "Second quarter results remained strong. We experienced some margin pressure in the quarter due to the global increases in raw material prices, but are pleased to consistently deliver significantly higher margins than those generated by most other companies in our industry."

Willi-Food's operating income for the second quarter of 2007 declined to NIS 2.7 million (US $0.6 million) from NIS 3.8 million (US $0.9 million) reported in the comparable quarter of last year. Second quarter selling expenses as a percentage of revenues increased slightly to 13.1% compared to10.9% in the prior year's period, reflecting increased one-time expenses related to the transition to the new logistics center.

The Company completed its transition to the new state-of-the-art logistics center situated in Yavne. Storage and distribution operations are now integrated in the same facility, and the Company expects to realize future cost savings from the consolidation of warehouse operations and implementation of new inventory management systems.

Willi-Food's second quarter 2007 net income was NIS 2.9 million (US$0.7 million), or NIS 0.28 (US$0.07) per share compared to a net income of NIS 2.6 million (US$0.6 million), or NIS 0.31 (US$0.07) per share, recorded in the second quarter of 2006.

Willi-Food ended the quarter with $21.6 million in cash and securities and approximately $1.5 million in short-term debt.

The Company's Gold Frost subsidiary, which develops chilled and dairy products, reported a 37.1% increase in second quarter 2007 revenues to $3.5 million from
$2.5 million in the same quarter of 2006. The subsidiary's gross profit for the quarter was $1.4 million or 41% of revenues compared to $1.3 million or 53% of revenue in the same 2006 period. Second quarter operating income for Gold Frost was $787,000 or 23% of revenues, compared to $816,000 or 32% of revenues in the same 2006 period. Gold Frost's income before taxes was $904,000 compared to
$914,000 in the second quarter of 2006. Second quarter net income for Gold Frost increased 15% to $769,000 from $670,000 in second quarter 2006.

SIX-MONTH RESULTS

Willi-Food's revenues for the six-month period increased 30% to NIS 127.2 million (US $29.9 million) compared to revenues of NIS 97.7 million (US $23.0 million) in the first half of 2006. Gross profit for the period increased 33% to
NIS 34.2 million (US $8.1 million) compared to gross profit of NIS 25.8 million
(US $6.1 million) for the six month period in 2006. First half gross margins remained level at 26.9% compared to gross margins of 26.4% in the same period in
2006.

Operating income for the first half of 2007 increased 55% to NIS 12.8 million
(US $3.0 million) from NIS 8.3 million (US $1.9 million) reported in the comparable period of last year. First half 2007 income before taxes was NIS 15.1 million (US $3.6 million) compared to NIS 28.8 million (US $6.8 million)
recorded in the first half of 2006. Net income for the first half of 2007 was
NIS 9.4 million (US $2.2 million), or NIS 0.92 (US $0.22) per share compared to
NIS 25.3 million (US $6.0 million), or NIS 2.94 (US $0.69) per share, recorded in the first half of 2006.

OUTLOOK

"Our business is growing rapidly and we remain focused on maximizing long-term profitability and expanding the Willi-Food brand globally," stated Mr. Williger.
"We have integrated our new business units and are making necessary adjustments to improve our overall blended margin both domestically and internationally.

"The evaluation of our traditional dry-goods import business in Israel and
Laish's extensive product line was initiated last quarter, as part of our strategy to improve margins in these business segments. We have been analyzing revenue and profit contributions across various products and categories and identifying opportunities to eliminate or replace certain items with those generating higher returns. As we move forward with this process, we are finding more opportunities for product elimination or replacement than we had originally planned, which will likely result in further short-term revenue reductions in these businesses in 2007; however we are confident that this strategy will deliver better profit returns in the future.

"We are also reviewing the optimal timing for penetration of the U.S. kosher dairy market, in light of worldwide cost increases in dairy production. We are working closely with our global suppliers to manage rising costs and develop additional resources and have decided to temporarily delay the sale of dairy imports into the U.S. until we have more control over this issue. We are still pursuing our own dairy import license for our Gold Frost subsidiary with the
U.S. authorities, and Gold Frost is still working on new product labeling in compliance with USDA and kosher regulations, so we will be ready to execute when this cost challenge is resolved.

"Our strategy of building a distribution network in the U.S. through acquisition of channels with local and national retailer relationships is moving ahead. The goal is to expand Willi-Food's brand presence through distribution of existing high-margin innovative products and then leverage this foundation to penetrate the kosher dairy market once we are able to achieve more favorable margins in this segment.

"Including all of these factors, we are reducing our 2007 estimates for revenue growth to a range of 30-40% over the NIS 191.5 million (US $45.1 million) in reported revenues for 2006, adjusted for currency fluctuation. We believe that this estimate represents very significant revenue growth with the ramp-up of our newly added business lines, but more importantly, enables us to deliver the highest margins possible. Demand for innovative kosher products remains strong and we are confident in our ability to leverage our enhanced international platform to become a highly profitable leader in the global marketplace."

The Company will host a conference call to discuss results on August 27, at
10:00 AM EDT. Interested parties may participate in the conference call by dialing (877) 407-0778 (US), or (201) 689-8565 (International) 5-10 minutes prior to the start of the call. A replay of the conference call will be available from 1:00 PM EDT on August 27 through 12:00 PM EDT on September 2, by dialing (877) 660-6853 (US), or (201) 612-7415 (International), and entering replay account 286 and then replay ID# 251859. A live and archived webcast of the conference call will be available by following this link:
http://investor.shareholder.com/media/eventdetail.cfm?mediaid=27111&c=wilc&
mediakey=c011e8791d3a2b0bd74d3c63b78a23fe&e=0 and alternatively on the
Willi-Food website at http://www.willi-food.co.il.

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
For more information, please visit the Company's website at
www.willi-food.co.il.

Except for historical information contained herein, the matters set forth in this press release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, competition, changing economic conditions and other risk factors detailed in the Company's SEC filings.

Financial reporting from recent acquisitions and joint ventures are consolidated into Willi-Food's financial results and will not be itemized.

NOTE A: CONVENIENCE TRANSLATION TO DOLLARS

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on June 30, 2007: U.S. $1.00 equals NIS
4.249. The translation was made solely for the convenience of the reader.

CONTACT:
G. Willi Food International Ltd.
Gil Hochboim, Vice President
(+972) 8-932-1000
gil@willi-food.co.il

IR CONTACT:
The Global Consulting Group
Christopher Chu
(646) 284-9426
cchu@hfgcg.com

                        G. WILLI-FOOD INTERNATIONAL LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                     JUNE 30,    DECEMBER 31,    JUNE 30,   DECEMBER 31,
                                                     -------       -------       -------       -------
                                                     2 0 0 7       2 0 0 6     2 0 0 7 (*)   2 0 0 6 (*)
                                                     -------       -------       -------       -------
                                                              NIS                      US DOLLARS
                                                     ---------------------       ---------------------
                                                                  I N  T H O U S A N D S
                                                     -------------------------------------------------

      ASSETS

CURRENT ASSETS
   Cash and cash equivalents                          59,441        91,398        13,989        21,511
   Marketable securities                              32,515        13,945         7,652         3,282
   Trade receivables                                  67,094        48,163        15,790        11,335
   Other receivables and prepaid expenses              4,206         4,499           990         1,059
   Inventories                                        31,377        19,101         7,385         4,495
                                                     -------       -------       -------       -------
   TOTAL CURRENT ASSETS                              194,633       177,106        45,806        41,682
                                                     -------       -------       -------       -------

FIXED ASSETS
    Cost                                              53,513        49,213        12,594        11,582
    Less: accumulated depreciation and
     amortization                                      7,191         6,442         1,692         1,516
                                                     -------       -------       -------       -------
                                                      46,322        42,771        10,902        10,066
                                                     -------       -------       -------       -------
OTHER ASSETS, NET                                      3,399            94           800            22
                                                     =======       =======       =======       =======
                                                     244,354       219,971        57,508        51,770
                                                     =======       =======       =======       =======

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
     Short-term loan                                   6,374             -         1,500             -
     Trade payables                                   29,124        20,137         6,854         4,739
     Related parties                                   3,707         5,677           872         1,336
     Other payables and accrued expenses               6,563         6,969         1,545         1,640
                                                     -------       -------       -------       -------
   TOTAL CURRENT LIABILITIES                          45,768        32,783        10,771         7,715
                                                     -------       -------       -------       -------

LONG TERM LIABILITIES
      Accrued severance pay                              400           347            94            82
                                                     -------       -------       -------       -------

WARRANTS TO ISSUE SHARES OF SUBSIDIARY                     -           348             -            82
                                                     -------       -------       -------       -------

MINORITY INTEREST                                     16,976        14,754         3,995         3,472
                                                     -------       -------       -------       -------

SHAREHOLDERS' EQUITY
      Ordinary shares NIS 0.10 par value
       (authorized - 50,000,000 shares, issued
       and outstanding - 10,267,893 shares)            1,113         1,113           262           262
      Additional paid-in capital                      61,350        61,350        14,439        14,439
      Foreign currency translation reserve                70             -            16             -
      Retained earnings                              118,677       109,276        27,931        25,718
                                                     -------       -------       -------       -------
                                                     181,210       171,739        42,648        40,419
                                                     =======       =======       =======       =======
                                                     244,354       219,971        57,508        51,770
                                                     =======       =======       =======       =======

(*)  Convenience translation into U.S. dollars.

                                          G. WILLI-FOOD INTERNATIONAL LTD.

                                  CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                           SIX MONTHS                     THREE MONTHS                     SIX MONTHS
                                   --------------------------      --------------------------      --------------------------
                                                         ENDED JUNE 30,                                   ENDED JUNE 30,
                                   ----------------------------------------------------------      --------------------------
                                    2 0 0 7         2 0 0 6         2 0 0 7         2 0 0 6        2 0 0 7 (*)     2 0 0 6 (*)
                                   ----------      ----------      ----------      ----------      ----------      ----------
                                                               NIS                                         US DOLLARS
                                   ----------------------------------------------------------      --------------------------
                                                   I N  T H O U S A N D S  (EXCEPT PER SHARE AND SHARE DATA)
                                   ------------------------------------------------------------------------------------------

  Sales                               127,216          97,745          55,771          43,200          29,940          23,004

  Cost of sales                        92,996          71,910          42,342          31,783          21,886          16,924
                                   ----------      ----------      ----------      ----------      ----------      ----------

     GROSS PROFIT                      34,220          25,835          13,429          11,417           8,054           6,080
                                   ----------      ----------      ----------      ----------      ----------      ----------

  Selling expenses                     13,930           9,866           7,315           4,711           3,278           2,322

 General and
   administrative expenses              7,523           7,709           3,446           2,885           1,771           1,814
                                   ----------      ----------      ----------      ----------      ----------      ----------

     Total operating expenses          21,453          17,575          10,761           7,596           5,049           4,136
                                   ----------      ----------      ----------      ----------      ----------      ----------

     OPERATING INCOME                  12,767           8,260           2,668           3,821           3,005           1,944

 Financial income, net                  2,354           1,380           1,478             767             554             325

 Other income                               9          19,113               9               -               2           4,498
                                   ----------      ----------      ----------      ----------      ----------      ----------

  Income before taxes
     on income                         15,130          28,753           4,155           4,588           3,561           6,767

  Taxes on income                       3,529           2,687             372           1,218             831             632
                                   ----------      ----------      ----------      ----------      ----------      ----------

  Income after taxes
     on income                         11,601          26,066           3,783           3,370           2,730           6,135

  Minority interest                     2,199             735             894             735             517             173
                                   ----------      ----------      ----------      ----------      ----------      ----------

      NET INCOME                        9,402          25,331           2,889           2,635           2,213           5,962
                                   ==========      ==========      ==========      ==========      ==========      ==========

Earnings per share data:

Earnings per share:
   Basic                                 0.92            2.94            0.28            0.31            0.22            0.69
                                   ==========      ==========      ==========      ==========      ==========      ==========
   Diluted                               0.92            2.90            0.28            0.30            0.22            0.68
                                   ==========      ==========      ==========      ==========      ==========      ==========

Shares used in computing
basic and diluted earnings
per ordinary share:                10,267,893       8,615,000      10,267,893       8,615,000      10,267,893       8,615,000
                                   ==========      ==========      ==========      ==========      ==========      ==========

(*)  Convenience translation into U.S. dollars.